FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 29, 2016 regarding the convening of the Registrant's Annual General Meeting on September 21, 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  August 29, 2016

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Elron Electronic Industries Ltd.
(the “Company”)

Re: Immediate Report regarding the Convening of an Annual General Meeting of the Company's Shareholders

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of Issues to the Agenda), 5760-2000 (the “Notice & Announcement Regulations”), regarding the convening of an annual general meeting of the Company's shareholders, which will be held on September 21, 2016 at 15:30 (Israel time) at the Company's offices at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv, the agenda of which shall consist of the matters specified in this Report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

1.1.	Reappointment of Messrs. Eduardo Elsztain, Saul Zang[1] and Amiram Erel and Ms. Yael Andorn (an independent director) as directors of the Company for an additional term of office until the Company’s next annual general meeting, all in addition to the external directors holding office in the Company.

A separate vote shall be conducted in respect of the appointment of each one of the directors.

The aforesaid candidates for the office of directors of the Company delivered to the Company declarations pursuant to Section 224B of the Companies Law.

Pursuant to Regulation 26 of the Immediate Reports Regulations, below are details, to the Company's best knowledge, regarding the candidates for appointment to the office of directors:

Name:	Eduardo Elsztain
Argentinian Passport No.:	AAB377947
Date of Birth:	1960
Address for Service:	108 Bolivar St. (C1006AAD) Ciudad Autonoma de Buenos Aires, Argentina
Citizenship:	Argentinian
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	No
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	Chairman of the Board of Directors of IDB Development Corporation Ltd, Discount Investment Corporation Ltd., the Company and Property & Building Corporation Ltd.
Commencement of Term:	2016
Education:	Economics, Universidad de Buenos Aires, Argentina (degree not completed)
Activities for the past 5 years:
Chairman of the Board of Directors of the following companies – IRSA Inversiones Y Representaciones Sociedad Anonima , IRSA Propiedades Comerciales S.A.,  Cresud S.A.C.I.F y A, IDB Development Corporation Ltd., Discount Investment Corporation Ltd., the Company,   Property & Building Corporation Ltd.,  Dolphin Netherlands B.V. Brasilagro Companhia Brasileria de Propedades Agricolas, BACS Banco de Credito & Securitizacion, Consultores Assets Management, Austral Gold Ltd. and  Banco Hipotecario S.A.

Serves on the boards of other companies:	Other companies controlled by him
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law :
No

___________________
1 The appointment of Mr. Eduardo Elsztain and Mr. Saul Zang was approved by the Company's Board of Directors on February 15, 2016. On the same date, the Company's Board of Director also resolved to appoint Mr. Gerardo Tyszberowicz and Mr. Sholem Lapidot as alternate directors for Mr. Eduardo Elsztain and Mr. Saul Zang, respectively. The appointment of Yael Andorn as a director was approved by the Board of Directors of the Company on August 29, 2016.

Name:	Saul Zang
Argentinian Passport No.:	M04533949
Date of Birth:	1945
Address for Service:	108 Bolivar St. (C1006AAD) Ciudad Autonoma de Buenos Aires, Argentina
Citizenship:	Argentinian
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	No
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	Serves as Vice Chairman of the Board of Directors of IDB Development Corporation Ltd., the Company and companies controlled by Mr. Eduardo Elsztain, a controlling shareholder (indirectly)
Commencement of Term:	2016
Education:	LLB, Universidad de Buenos Aires, Argentina
Activities for the past 5 years:
Partner and Founder - Zang, Begel & Vines abogados

Vice Chairman of the Board of Directors of the following companies – IDB Development Corporation Ltd., the Company,  IRSA Inversiones Y Representaciones Sociedad Anonima , IRSA Propiedades Comerciales S.A and Cresud S.A.C.I.F. y A,

Serves on the boards of other companies:	Discount Investment Corporation Ltd., Banco Hipotecario S.A., Austral Gold Limited, BACS Banco de Credito y, as well as in other companies.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law :
No

Name:	Amiram Erel
Identification No.:	04871265
Date of birth:	1947
Address for service of process:	10 Harimon St., Ramat Efal
Citizenship	Israeli
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does he have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	The director provides consultation services to Discount Investment Corporation Ltd, an interested party in the Company.
Commencement of Term:	1999
Education:	B.Sc, Electrical Engineering, Technion – Israel Institute of Technology, Haifa.
Activities for the past 5 years:
Chairman of the Board of Directors – Cellcom Israel Ltd. (from 2005); Vice Chairman of the Board of Directors of Makhteshim Agan Industries Ltd. (from 2006, and as Chairman of the Board from January 2011 until October 2011); President and CEO of Discount Investment Corporation Ltd. from June 2001 until June 2013; Consultant to Discount Investment Corporation Ltd. from July 2014; Chairman of the Company's Board of Directors from 1999 until January 2007 (and as President from 1999 until 2001); Chairman of the Board of Directors of Netvision Ltd. from 2008 until December 2011 (and as Chief Executive Officer from March 2007 until December 2007); Chairman of the Board of Directors of Koor Industries Ltd. from September 2007 until December 2011; Director of Shufersal Ltd from March 2013 until April 2014.

Serves on the boards of other companies:	Knafaim Holdings Ltd. and Dan Hotels Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law :
Yes

Name:	Yael Andorn
Identification No.:	027897958
Date of Birth:	1970
Address for Service:	7 Ben Nun, Ramat Hasharon
Citizenship:	Israeli
Member of Board Committees:	Audit Committee and Investment Committee
Is the candidate an External Director or Independent Director?	Independent Director
Does she have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	2016
Education:
B. A. Economics and Sociology (Hebrew University of Jerusalem), Masters of Business Administration in Finance and Accounting (Hebrew University of Jerusalem). Program for Municipal leaders and Senior Government Officials

Activities for the past 5 years:
Chairman of Strategy Committee of Reit Residential Real Estate Index (2016 – Current),  Director General of the Ministry of Finance (2013 -2015), Managing Partner of Viola Credit (2012-2013), Manager of the Amitim Senior Pension Funds (2005-2011), external director of Oil Refineries Ltd (2012-2013), independent director of El Al Airlines Ltd., and external director of Retalix Ltd.(2011-2013), external director of Clal Health Ltd. (2006-2012).

Serves on the boards of other companies:	No
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law :
Yes

Ehud Rassabi, Lee-Bath Nelson and Yehuda Freidenberg shall continue to serve as external directors pursuant to the Companies Law.

1.2.	Re-appointment of Kost Forer Gabbay & Kasierer, Accounting Firm, as the Company’s auditors for an additional term until the Company’s next annual general meeting and authorization of the Company’s audit committee and board of directors to determine their auditing fees.

1.3.	Report to the general meeting regarding the auditors’ fees in 2015.

1.4.	Discussion of the Company’s annual periodic reports for 2015.

2.	Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on Tel Aviv Stock Exchange Ltd. occurring on September 1, 2016 (the "Record Date"). In the event that no trade is carried out on the Record Date, the Record Date shall be the last trading day preceding such date.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute a legal quorum.

4.	Required Majority

4.1.	The majority required for adoption of the proposed resolutions specified in Sections 1.1 and 1.2 is a majority of the shareholders who may vote and are participating in the vote, either in person, by proxy or by means of the electronic voting system.

4.2.	The percentage holding of the controlling shareholder of the Company affords it the required majority for the adoption of the resolutions proposed on the agenda.

5.	Manner of Voting

5.1.	A shareholder of the Company may participate in and vote at the Meeting in person, or appoint a proxy who will be able to participate in the general meeting and vote on his behalf (in accordance with the provisions of the Company’s articles of association) or vote by means of the electronic voting system.

5.2.	A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

5.3.	Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000 (the “Voting Regulations”), a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.	A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account. According the Voting Regulations, an electronic message approved under Section 44K5 of the Securities Law, which concerns the data of users of the electronic voting system – is deemed a confirmation of ownership for every shareholder included therein.

6.2.
In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, is attached as Annex A and, will be posted by the Company on the Company's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting.

7.	Voting by means of the Electronic Voting System

7.1.	A shareholder may vote on the resolutions that are on the agenda also via a voting card to be transmitted through the electronic voting system, as defined in the Voting Regulations (the “E-Voting Card”).

7.2.	A shareholder to whose credit a share is registered with a member of Tel Aviv Stock Exchange Ltd. (TASE) is entitled to receive from the TASE member an identifying number and an access code as well as additional information with respect to the meeting, and after a secure identification process, will be able to vote through the electronic voting system. A shareholder voting via an E-Voting Card is not required to furnish the Company with a confirmation of ownership in the manner specified above.

7.3.
The E-Voting Card will be available for voting at the end of the Record Date. Voting by means of the electronic voting system will end 6 hours before the time of the meeting (i.e., on September 21, 2016 at 09:30 (Israel time), at which time the electronic voting system will be locked.

7.4.	The electronic voting may be modified or revoked until the electronic voting system is locked and may not be modified through the electronic voting system after such time. If a shareholder shall have voted by more than one means, his later vote shall be counted. For this purpose, the vote of a shareholder in person or by proxy shall be deemed later than a vote via an E-Voting Card.

8.	Changes in the Agenda and the Deadline for Delivery of a Shareholder’s Request to include an Issue in the Agenda

Following the release of this invitation report, changes may occur in the agenda of the general meeting. Such changes shall be reported on the website of the Israel Securities Authority at www.magna.isa.gov.il (the “Distribution Website”) and on the website of TASE at www.maya.tase.co.il (the “TASE Website”).

The request of a shareholder to include a subject matter on the agenda under Section 66(b) of the Companies Law shall be furnished to the Company on the date set for this purpose in the Notice & Announcement Regulations. If such a request shall have been submitted, it is possible that the subject matter may be added to the agenda and details thereof shall appear on the Distribution Website and on the TASE Website in accordance with the Notice & Announcement Regulations.

9.	Inspection of Documents

A copy of this Report, the language of the proposed resolutions and the declarations of the candidates for the office of directors may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, Floor 42), Tel Aviv, by prior telephone coordination with the Company's secretariat, by Tel. 972-3-6075555, on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 and 16:00, until the date of convening of the Meeting, and on the Israel Securities Authority's website at: https://www.magna.isa.gov.il ("Distribution Site") and on the website of Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il ("TASE Site"). In addition, the language of the English translation of this Report will also appear on the SEC’s distribution website at: http://www.sec.gov.

This Report is accompanied by the following annex:

Annex A – Proxy Card

Sincerely, Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:	Ari Bronshtein, CEO Yaron Elad, CFO

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2016

The undersigned hereby constitutes and appoints Yaron Elad or Paul Weinberg, Adv. the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on September 1, 2016 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on September 21 , 2016, at 15:30 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒

1.	Proposal No. 1- To re-elect the following directors for an additional term of office as directors of the Company until the Company’s next annual general meeting, in addition to the external directors who hold office.

a.	Eduardo Elsztain

❑FOR          ❑AGAINST           ❑ABSTAIN

b.	Saul Zang

❑FOR          ❑AGAINST           ❑ABSTAIN

c.	Amiram Erel

❑FOR          ❑AGAINST           ❑ABSTAIN

d.	Yael Andorn (independent director)

❑FOR          ❑AGAINST           ❑ABSTAIN

2.	Proposal No. 2 - Re-appointment of Kost Forer Gabbay & Kasierer, Accounting Firm, as the Company’s auditors for an additional term until the Company’s next annual general meeting and authorization of the Company’s audit committee and board of directors to determine their auditing fees.

           ❑FOR❑AGAINST ❑ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2016

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

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